Exhibit 12

North Shore Gas Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	1999	1998	1997	1996	1995

Net Income Before Preferred
Stock Dividends	$12492	$12,986	$14,814	$16,347	$9,048

Add - Income Taxes	7396	8,124	9,229	10,154	4,859
Fixed Charges (see below)	5277	5,190	5,068	5,741	7,196

Earnings	$25,165	$26,300	$29,111	$32,242	$21,103

Fixed Charges:
Interest on Long-Term Debt	$4682	$4,625	$4,627	$4,937	$5,905
Other Interest	595	565	441	804	1,291

Total Fixed Charges	$5,277	$5,190	$5,068	$5,741	$7,196

Ratio of Earnings to Fixed Charges	4.77	5.07	5.74	5.62	2.93